OFFERING STATEMENT FOR
VIDEO SCOUT, LLC

THE COMPANY
1. What is the name of the issuer?
Video Scout LLC
8 Fern Street
Rocky Hill, CT 06067

ELIGIBILITY
2. The following are true for Video Scout, LLC:
■ Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
■ Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
■ Not an investment company registered or required to be registered under the Investment Company Act of 1940.
■ Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
■ Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
■ Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?
No.

DIRECTORS, OFFICERS AND PROMOTERS OF THE COMPANY
4. The following individuals (or entities) represent the company as a director, officer or promoter of the offering:

Thomas DeMarro
The principle and founder of Video Scout LLC, a Crowdsourcing Marketplace Platform located in Rocky Hill, Connecticiut. Video Scout LLC is an Evaluation and Recruiting Service Company that service aspiring high school student athletes and the college scouts that recruit them.

Thomas DeMarro, serves as the Managing Member of the Company. Thomas DeMarro has served as the Principal Officer since the inception of the Company in OCTOBER 2013. The Manager's principal office is located at 8 Fern Street, Rocky Hill Ct, 06067. The Manager carries on the day-to-day operations of the Company and reviews and evaluates investments and manages and monitors investments made by the Company.

BIOGRAPHY
Thomas was born and raised in Hamden, Connecticut. He played football, baseball and was a high diver as well as a swimmer. He was trained as a professional aviator and received a Bachelor of Science degree in Aviation Technology and Flight Management from Florida Institute of Technology in 1986. Upon graduation from college, he was accepted, with a congressional nomination, into the US Air Force Officer Training Program. But his true calling was business. At the age of 22 he began his career as a serial entrepreneur. He started his first business by establishing a student marketing plan for college students in the New Haven, Connecticut area called Synergy where college students received yearlong discounts from local participating businesses.

He briefly worked at a National Direct Mail Marketing Company at age 23 as Sales Manager for American Advertising Distributors while running Synergy. He took the position in order to learn more from the inside before investing in a similar opportunity. However, at 24 years old he became interested in helping his father's struggling business and entered the world of commercial printing instead. He went to work with his father at Tabloid Graphics, whee he apprenticed for two years and became a Journeyman Lithographer in the pre-press industry while overseeing sales at the same time. After his father's passing in 1992 and as the Mac computer came onto the scene of professional printing, he immersed himself into the digital age by acquiring the first powerful macs for digital prepress along with drum scanners and laser film image setters to record high end color assembly therefore eliminating the lithographers craft of hand assembly and photomechanical film imaging. He renamed the digital prepress color hour Color Comp in 1993.

He added a digital photography studio in 1995 when the first high end professional studio cameras burst onto the scene and expanded again. He then acquired a large commercial sheet-fed printing plant in Farmington, Connecticut called Lithomart in 1999. He made the company employee owned and took the position of CEO. There he managed the 50 employee plant and brought the 50 year old company into the digital age of printing by updating and modernizing the bindery, presses and prepress technology as direct to plate imaging came onto the scene, thus eliminating all film used in the industry.

His love for sports and helping others sparked a new business idea in 2000. Inspired by his children's sports he started using his digital photography and image management skills to begin a sports photography business called GameFace where he teamed up with professional sports photographers and began covering events all over the country. He quickly identified the need for video and within months acquired all the professional video equipment needed to film, produce, edit and run this division.

DeMorro then began building and published online video for players and began helping these players get noticed by college coaches; and in 2001 created a websited called GameFace Recruit. This was the first of its kind and DeMorro was soon traveling the country, at his own expense to film baseball and football players all across the country. He began publishing and sharing video online before You Tube and networking with College Coaches before Facebook online. He was also the first person to take the National Hockey League digital by building the NHL's first online website that housed and presented video of prospects for the draft to be viewed and shared by team owners.

He toured the country for the next 10 years, and drawing off his life experiences began speaking to thousands of players and families on how to promote and create opportunities for themselves as student-athletes. In 2010, DeMorre saw the need for better information and evaluations for athletes. He was contracted to produce a video critique process for the country's oldest and most prominent competitive dance tour, American Dance Awards. He took on the project and invented the concept of Video Scout after quickly realizing the benefits and applications of what he created for the sports world. After four years of research and development, Video Scout's Revolutionary Evaluations were launched online in 2014.

The patent-pending process was filed on December 19, 2013 and has since been used by the NHL, to film, document and share scouting reports and opinions at live games, and published on NHL.coom. Today DeMorro is poised to bring Video Scout and his concept to every sport and every level from professional teams to college coaches to high schools and even youth players to provided insight and relevant documentation for both player development and prospect evaluation.

RELEVANT EXPERIENCE AND EXPERTISE
Thomas DeMorro has decades of practical experience in the following areas, all of which contribute to the probability for success of Video Scout:

- Patent process
- Video production
- Student-athlete recruiting process
- Providing guidance to families involved in the recruiting process
- Public speaking
- Publishing videos online
- Creating websites
- Networking with College Coaches
- Providing services to a professional sports league
- Digital photography and image management
- CEO of a 50 employee printing plant
- Bindery, presses and prepress technology
- Lithography
- Direct mail marketing
- Aviation
- Entrepreneurial expertise

PRINCIPAL SECURITY HOLDERS
5. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

Thomas DeMarro
Securities: 16,900.000
Class:

Membership Units
Voting Power: 100.0%

BUSINESS AND ANTICIPATED BUSINESS PLAN
6. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Full Business Plan is available on the Video Scout CrowdSourceFunded.com Offering Page. Video Scout LLC was founded as a an Athlete Evaluation and Recruiting Company that provides an innovative, state of the art Evaluation System for Aspiring Athletes and the Athletic Scouts that evaluate them. Founded in 2013, the Company is in the process of developing a mobile app platform that will put student-athletes and their families in direct control over their recruitment programs, while providing college scouts an efficient means to identify and connect with student=athletes throughout the world.

Video Scout is seeking investor financing to complete the development of the mobile app and to position itself to develop a national network of Licensed Video Scouts.

 We are seeking $1, 070,000 to assist with executing our business plan.
For additional information, please see attached businessplan.pdf
Video Scout LLC currently has 10 contract employees.

RISK FACTORS
A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. Material factors that make an investment in Video Scout LLC speculative or risky:

a) If Video Scout LLC is unable to raise additional capital on acceptable terms, it may be unable to maintain sufficient growth or commercialize its products. The Company will require substantial future capital in order to continue to conduct research and development as well as marketing required to scale the business. There can be no assurance that additional funding will be available on acceptable terms. Failure to satisfy our capital requirements will adversely affect the Company's business, financial condition and results of operations because the Company would be left without the capital required to complete product development, or establish sales and marketing capabilities.

b) Our business is recently formed and has a limited operating history. We face the general risks associated with any new business operating in a competitive industry, including the ability to fund our operations from unpredictable cash flow and capital raising transactions. There can be no assurance that we will achieve our anticipated investment objectives or operate profitably.

c) The Company is faced with all of the risks associated with a company in the early stage of development. In addition, the Company's business is subject to numerous risks associated with a new company engaged in work with service providing company. Such risks include, among other things, competition from well-established and well-capitalized companies and unanticipated development difficulties and risks associated with the need for regulatory approval. Because the Company is focused on product development, the Company has not generated significant product revenues to date.

d) The process of developing the Company's products requires significant research and development which is costly and does not result in revenues or profits. There can be no assurance that the Company will ever generate sufficient commercial sales or achieve profitability. Should this be the case, investors could lose their entire investment.

e) New competitors could enter the market and could therefore prevent the company from growing as anticipated. This can result in significantly reduced revenues and larger operating losses.

d) We are highly dependent on the services of our founder. Our future business and results of operations depend in significant part upon the continued contributions of our CEO and founder. If we lose those services or if he fails to perform in his current position, or if we are not able to attract and retain skilled employees in addition to our CEO and the current team, this could adversely affect the development of our business plan and harm our business. In addition, the loss of any other member of the board of directors or executive officers could harm the Company's business, financial condition, cash flow and results of operations.

e) Start-up investing is risky. Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company.

f) Our future growth depends on our ability to develop and retain subscribers. Our future growth depends to a large extent on our ability to effectively anticipate and adapt to subscriber requirements and offer services that meet customer demands. If we are unable to attract subscribers and/or retain subscribers, our business, results of operations and financial condition may be materially adversely affected.

g) Any forecasts we make about our operations may prove to be inaccurate. We must, among other things, determine appropriate risks, rewards, and level of investment in our product lines, respond to economic and market variables outside of our control, respond to competitive developments and continue to attract, retain, and motivate qualified employees. There can be no assurance that we will be successful in meeting these challenges and addressing such risks and the failure to do so could have a materially adverse effect on our business, results of operations, and financial condition. Our prospects must be considered in light of the risks, expenses, and difficulties frequently encountered by companies in the early stage of development. As a result of these risks, challenges, and uncertainties, the value of your investment could be significantly reduced or completely lost.

h) Maintaining our reputation is critical to our ability to attract and retain clients, and our failure, or perceived failure, to appropriately operate our business or deal with matters that give rise to reputation risk may materially and adversely harm our business, prospects and results of operations. Our failure to deliver appropriate standards of service and quality could result in customer dissatisfaction, litigation and heightened regulatory scrutiny, all of which can lead to lost revenue, higher operating costs and harm to our reputation. Further, negative publicity regarding us, whether or not true, may be detrimental to our business.

i) These documents have not been reviewed or approved by the government. No government agency or authority has reviewed or approved this offering or any of the documents provided to you relating to our crowd funding efforts, including these Risk Factors. You are expected to conduct your own review and analysis before deciding whether to purchase the securities.

j) If we are unable to protect our proprietary technology it would disrupt our business. We rely, in part, on trademark, copyright, and trade secret law to protect our intellectual property in the United States and abroad. We seek to protect our product, documentation, and other written materials under trade secret and copyright law, which afford only limited protection. We have received two utility patents in the United States. we cannot predict whether such patents will effectively protect our intellectual property. The intellectual property rights we obtain may not be sufficient to provide us with a competitive advantage, and could be challenged, invalidated, infringed or misappropriated. We may not be able to protect our proprietary rights in the United States or internationally (where effective intellectual property protection may be unavailable or limited), and competitors may independently develop technologies that are similar or superior to our technology, duplicate our technology or design around any patent of ours. Litigation may be necessary in the future to enforce our intellectual property rights, to determine the validity and scope of our proprietary rights or the rights of others, or to defend against claims of infringement or invalidity. Such litigation could result in substantial costs and diversion of management time and resources and could have a material adverse effect on our business, financial condition, and operating results. Any settlement or adverse determination in such litigation would also subject us to significant liability.

k) We may need to commence proceedings against others to enforce our patents or trademarks, to protect our trade secrets or know-how, or to determine the enforceability, scope and validity of the proprietary rights of others. These proceedings would result in substantial expense to us and significant diversion of effort by our technical and management personnel. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. We may not be able to stop a competitor from marketing and selling products that are the same or similar to our products or from using product names that are the same or similar to our product names, and our business may be harmed as a result.

l) As a non-reporting company, the Company is not required to provide you with annual audited financial statements or quarterly unaudited financial statements.

m) We may be incorrect in our conclusion that the Video Scout is an innovative evaluation and recruiting system that disrupts the marketplace by putting student-athletes in control over their individual recruiting progams and providing college scouts with an innovative technology to identify and connect with student-athletes. We may also be incorrect with our assumption that Video Scout The App will generate subscriptions.

THE OFFERING
Video Scout LLC ("Company") is offering securities under Regulation CF, through CrowdSourceFunded.com("Portal"). CrowdSourceFunded.com is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.0% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. The Company plans to raise between $1,000 and $107,000 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $1,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $1,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. What is the purpose of this offering?
Video Scout LLC will need to develop a mobile app, market, and acquire Video Scout subscriptions and evaluation/recruiting services. In order to achieve these goals, Video Scout LLC hopes to raise capital through a seed round of $107,000 in exchange for the sale of Shares of Membership Units. Once fully funded, we expect that job one is to develop Video Scout The App and marketing operations. We have developed the ISM technology that will be integrated into the App. Our App Developer is in the process of examining the features to be built into the App and continue the App Development process.

In our opinion Video Scout.com is uniquely positioned to become the preeminent source for student-athletes to market themselves to the scouting community, and a tool for college recruiters to implement and manage their recruiting programs.

9. How does the issuer intend to use the proceeds of this offering?
Uses If Target Offering Amount If Maximum Amount

Target Raise	$107,000
Intermediary Fees & Commissions 4.75%	5,082
Promotion Fee	5,000
Net Proceeds	97,918
Operating Expense	
Website Development - Video Scout LLCApp	58,469
Staffing	29,339
Marketing & Advertising	5,200
Travel & Entertainment	2,500
Motorhome - Mobile Scouting & Training Office ($130,000 purchase price)	1,210
Facilities Rent per year	600
Phone & Internet / Servers	300
Professional Fees	300
Total Use of Proceeds	97,918

10. How will the issuer complete the transaction and deliver securities to the investors?
In entering into an agreement on the CrowdSourceFunded.com Funding Portal to purchase securities, both investors and Video Scout LLC must agree that a transfer agent, which keeps records of our outstanding Membership Units (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. How can an investor cancel an investment commitment?
You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with CrowdSourceFunded.com, browsing to the Investments screen, and clicking to cancel your investment commitment. CrowdSourceFunded.com will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. Can the Company perform multiple closings or rolling closings for the offering?
If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

OWNERSHIP AND CAPITAL STRUCTURE
THE OFFERING

13. Describe the terms of the securities being offered.
We are issuing Securities at an offering price of $100.00 per share.

CAPITAL RAISE
The Company is targeting a capital raise from this offering of $107,000. The Membership Units Shares are being offered on a "best efforts" basis. As such, no minimum amount of subscriptions needs to be received before the Company may close on funds and begin using the proceeds received from investors.

MINIMUM INVESTMENT
The minimum capital commitment of an Investor will be One Hundred Dollars ($100), although commitments of lesser amounts may be accepted at the discretion of the Manager.

UNIT SERIES OWNERSHIP
The Manager is the sole Member of the Company and will own all the Preferred Units issued by the Company and therefore control voting of the Company

USE OF PROCEEDS
The Company intends to use the net proceeds of this Offering for the development of Video Scout The App, for Video Scout Subscription Marketing, Video Scout Licensee Marketing and for any necessary working capital, in addition to fees for Promotion and Hosting of the Campaign.

Units: General Terms
The Common Units are non-voting units and the Preferred Units are voting, except as required by law; provided that the Company may not take certain actions affecting the rights of the Preferred Members without the vote or consent of majority of the Preferred Units voting as a single class. The Common and Preferred Members have distribution rights as described below. See the "Distributions" section.

Closing
This is a "best efforts" offering, and as such, no minimum subscription amount is required before the Company may close on the sales of Units.

Distributions
The Company will have the right to make distributions of cash and property to the Members on a pro rata basis in proportion to the respective Percentage Interest held by each Member. The timing and amount of distributions will be determined by the Members in accordance with the Connecticut Uniform Limited Liability Company Act.

Allocation of Profits and Losses
Income, expenses, gains, and losses of the Company will be allocated among the Unit holders consistent with the provisions of the Operating Agreement, as described in "Allocation" below

Indemnification
The Company will indemnify the Manager and its respective personal representatives, heirs, successors, officers, directors, governors, partners, members, managers, shareholders, employees and affiliates, against claims, liabilities, costs and expenses, including legal fees, judgments and amounts paid in settlement, as incurred by them, by reason of their activities on behalf of the Company, other than for bad faith, gross negligence or willful malfeasance.

Offering Expense
The Company will bear offering expenses, including, but not limited to, legal and financial advisory. See "Use of Proceeds."

Other Expenses
The Manager is responsible for all ordinary administrative and overhead expenses of the management of the Company, including compensation for employees, rent, utilities, furniture, fixtures, and other office equipment. In addition to the Management Fee, the Company is responsible for all other costs and expenses of the Company, including legal, accounting, annual auditing, consulting, insurance, financing, taxes, and any other governmental fees.

Transfer of Interests
A Member may transfer Membership Interests to any other Person without the consent of any other Member. A person may acquire Membership Interests directly from the Company upon the written consent of all Members. A Person that acquires Membership Interests in accordance with this Section 7.2 will be admitted as a Member of the Company only after the requirements of Section 2.3(b) are complied with in full.

Reports and Meetings
The Manager will furnish to Unit holders: (i) annual financial statements of the Company; (ii) tax information regarding the Unit holder which will be necessary for the completion of tax returns; and (iii) periodic reports providing summary financial and other information on the Company.

14. Do the securities offered have voting rights?
The Securities are being issued with no voting rights.

15. Are there any limitations on any voting or other rights identified above?
No.

16. How may the terms of the securities being offered be modified?
We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be

completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered
The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

■ to the issuer;
■ to an accredited investor;
■ as part of an offering registered with the U.S. Securities and Exchange Commission; or
■ to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.
The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Securities	
Class of Security	Membership Units
Amount Authorized	1,070
Amount Outstanding	169,000
Voting Rights	No
Other Rights	None
Unit Price	$100
Options, Warrants and Other Rights	None

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?
The Company has no convertible debt, and there are no warrants, options, or other convertible instruments outstanding, which if exercised, would dilute the investors who purchase shares in this offering.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?
No.

20. How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?
As minority owners, the crowdfunding investors are subject to the decisions made by the majority owners. The issued and outstanding shares of convertible promissory notes give management voting control of the company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of new shares, or the sale of debt, convertible debt or assets of the company.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.
At issuer's discretion.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?
The holder of a majority of the voting rights in the company may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

23. What are the risks to purchasers associated with corporate actions including:
■ additional issuances of securities,
■ issuer repurchases of securities,
■ a sale of the issuer or of assets of the issuer or
■ transactions with related parties?
The issuance of additional shares of our convertible promissory notes will dilute the ownership of the Buy The Block investors. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our convertible promissory notes, if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase securities, so that the above risk is mitigated, and there are fewer shares of convertible promissory notes outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our convertible promissory notes would decline. A sale of our company or of the assets of our company may result in an entire loss of your investment. We cannot predict the market value of

our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. It is unlikely that in the near term, a sale would result in a premium that is significant enough over book value to generate a return to our investors. We may need to ask related parties to lend us money. Such financing may not be available when needed. Even if such financing is available, it may be on terms that are materially adverse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to minority owners. There can be no assurance that we will be able to obtain financing if and when it is needed on terms we deem acceptable.

24. Describe the material terms of any indebtedness of the issuer:
Not applicable.

25. What other exempt offerings has Video Scout LLC conducted within the past three years?
None.

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:
a) any director or officer of the issuer;
b) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
c) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
d) any immediate family member of any of the foregoing persons.
No.

FINANCIAL CONDITION OF THE ISSUER
27. Does the issuer have an operating history?
Yes.

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.
Video Scout LLC is in a financially stable condition, having no long term debt and short term debt of $525 relating to outstanding legal fees. The company has been operating on a break-even basis with annual tax liabilities of less than $1,000.

FINANCIAL INFORMATION
29. Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner

of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

a) Has any such person been convicted, within 10 years (or five years, in the case of issuers,
their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:
i) in connection with the purchase or sale of any security?
ii) involving the making of any false filing with the Commission?
iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

b) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
i) in connection with the purchase or sale of any security?
ii) involving the making of any false filing with the Commission?
iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

c) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
at the time of the filing of this offering statement bars the person from:
i) association with an entity regulated by such commission, authority, agency or officer?
ii) engaging in the business of securities, insurance or banking?
iii) engaging in savings association or credit union activities?
iv) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

d) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of
1940 that, at the time of the filing of this offering statement:
i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?
ii) places limitations on the activities, functions or operations of such person?
iii) bars such person from being associated with any entity or from participating in the offering of any penny stock?

If Yes to any of the above, explain:

e) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
ii) Section 5 of the Securities Act?

f) Is any such person suspended or expelled from membership in, or suspended or barred
from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

g) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering
statement filed with the Commission that, within five years before the filing of this offering
statement, was the subject of a refusal order, stop order, or order suspending the Regulation
A exemption, or is any such person, at the time of such filing, the subject of an investigation
or proceeding to determine whether a stop order or suspension order should be issued?

h) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining
money or property through the mail by means of false representations?

Video Scout LLC answers 'NO' to all of the above questions.

Other Material Information
31. In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The following documents are being submitted as part of this offering:

Governance:
Certificate of Incorporation: certificateofincorporation.pdf
Corporate Bylaws: corporatebylaws.pdf

Opportunity:
Offering Page JPG: offeringpage.jpg

Financials:
Additional Information: other financial.pdf

Ongoing Reporting
32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:

Once posted, the annual report may be found on the issuer's web
site at: http://www.Video Scout.com

The issuer must continue to comply with the ongoing reporting requirements until:
■ the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
■ the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $1,000,000;
■ the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
■ the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6)
of the Securities Act, including any payment in full of debt securities or any complete redemption of redemption of redeemable securities; or
■ the issuer liquidates or dissolves its business in accordance with state law.